Symetra Life Insurance Company
[777 108th Avenue NE, Suite 1200 | Bellevue, WA 98004-5135] [Mail to: PO Box 674420 | Houston, TX 77267-4420]
[Phone 1-800-796-3872 | www.symetra.com]

RETURN LOCK ENDORSEMENT

This endorsement is attached to and becomes part of the Contract. This endorsement is subject to all of the provisions of the Contract, except as otherwise stated herein. If any provisions of the Contract conflict with this endorsement, the provisions of this endorsement will apply.

The effective date of this endorsement for new Contracts is the Contract Date and for existing Contracts is the Endorsement Effective Date.

This endorsement makes the Return Lock feature available under your Contract.

Contract Number:    [000000000000]
Owner(s):    [John Doe]
Endorsement Effective Date:    [01/01/2026]
Return Lock Rate:    [1%] during the Surrender Charge Period, and no less than [0.25%] minimum thereafter

DEFINITIONS

Return Lock: A feature available for each Indexed Account that allows you to “lock-in” the Indexed Account Value as of the Return Lock Date.

Return Lock Date: The Business Day on which we process your request to exercise the Return Lock feature.

Return Lock Rate: The fixed rate of interest applied to any portion of the Indexed Account Value subject to a Return Lock. The Return Lock Rate is declared on the Contract Date; it applies to all Indexed Accounts, and it is guaranteed for the duration of the Surrender Charge Period applicable to the Contract. At the end of the Surrender Charge Period, subsequent Return Lock Rates will be declared annually and may be higher or lower than previously declared rates but will never be less than the minimum rate shown above.

OVERVIEW

If you allocate funds to an Indexed Account for an Interest Term, you may request to exercise the Return Lock feature on all or a portion of your Indexed Account Value during that Interest Term. If you exercise this feature, the Indexed Account Value subject to the Return Lock will be locked-in for the remainder of the Interest Term at the Indexed Account Value calculated at the end of the Business Day that immediately follows the Business Day on which we receive your Return Lock request.

The Return Lock Date is the date upon which we process your request. If we receive your Return Lock request before the end of a Business Day, the Return Lock Date will be the next Business Day. If we receive your request after the end of a Business Day or on a non-Business Day, the request will be treated as received on the next Business Day.

The portion of the Indexed Account Value subject to the Return Lock will be reduced by any withdrawals made (including applicable surrender charges, market value adjustments, or taxes) or transfers taken before the end of the current Interest Term.

If you exercise the Return Lock, no Indexed Interest is credited to any portion of the Indexed Account Value subject to the Return Lock at the end of the current Interest Term, regardless of whether that interest would have been positive, negative, or zero. Instead, interest will be credited at the applicable Return Lock Rate from the Business Day following the Return

Lock Date through the end of the Interest Term Year. The portion of the Indexed Account Value that is not subject to a Return Lock will be credited with Indexed Interest, if any, at the end of the current Interest Term.

•For Return Locks for the entire Indexed Account Value, you may exercise the Return Lock feature only once during an Interest Term for each Indexed Account.

•For Return Locks for a portion of the Indexed Account Value, you may exercise the Return Lock feature up to four times per Interest Term Year, or until the Indexed Account Value is fully locked in.

If the Return Lock feature has been exercised for an Indexed Account, you may transfer any portion of the Indexed Account Value subject to the Return Lock at the end of each Interest Term Year remaining in the Interest Term. You may transfer to any other Indexed Account(s) or Fixed Account available in this Contract and begin a new Interest Term. We must receive your transfer request by the Transfer Notice Deadline specified on your Contract Data Page. If no transfer request is received by that deadline, your allocation will remain unchanged for the next Interest Term Year.

If you exercise the Return Lock feature for an Indexed Account that includes an Indexed Account Charge, the Indexed Account Charge amount is included in the Indexed Account Value that is locked-in. No Indexed Account Charge will be deducted from the Indexed Account at the end of the current Interest Term for any portion of the Indexed Account Value subject to a Return Lock.
You, or someone you authorize, can also request the Return Lock feature to be triggered automatically for full or partial Return Locks. To request an automatic trigger, you must set a target return percentage for a selected Indexed Account and specify the Return Lock amount, either full or partial Indexed Account Value. The target return percentage must be positive and does not have a maximum. The authorization can be done through your account on our website, by calling us or submitting a request to our Home Office.

Symetra Life Insurance Company
[Margaret Meister]
[President]